UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Crescent Financial Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

225743103
(CUSIP Number)

Piedmont Community Bank Holdings, Inc.
3600 Glenwood Avenue
Suite 300
Raleigh, NC 27612
Attention: Terry S. Earley
(919) 659-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Kenneth L. Henderson, Esq.
Tara Newell, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000

November 30, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Piedmont Community Bank Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
32,242,726 shares of Common Stock
8	SHARED VOTING POWER
0 shares of Common Stock
9	SOLE DISPOSITIVE POWER
32,242,726 shares of Common Stock
10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,242,726 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒
Excludes shares beneficially owned by the executive officers and directors of Piedmont Community Bank Holdings, Inc.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.12% (1)
14	TYPE OF REPORTING PERSON
CO

(1)     Based on 35,779,127 shares of outstanding Common Stock of the Company as of March 1, 2013, according to information provided to Investor by the Company.

This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed with the Commission by Piedmont Community Bank Holdings, Inc. on November 28, 2011 that was subsequently amended on (i) December 28, 2011, and (ii) September 7, 2012 (as amended, the “Schedule 13D”). Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and replaced in its entirety by the following:

“The name of the person filing this Statement is Piedmont Community Bank Holdings, Inc. (“Investor”), a bank holding company. Investor is a corporation organized under the laws of the State of Delaware. Investor’s principal business address is 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612, Telephone: (919) 659-9000.

The name, business address, citizenship and present principal occupation or employment of the members of Investor’s Board of Directors and executive officers are set forth on Schedule A attached hereto. Neither Investor nor any of the officers or directors listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following text to the end thereof:

“In connection with the Merger (as defined in Item 4 below), which was consummated on Friday, November 30, 2012, Investor acquired 7,364,303 shares of Common Stock in exchange for its shares of VantageSouth Bank’s common stock. The exchange of the Investor’s VantageSouth Bank’s common stock for shares of Common Stock was completed at a final Exchange Ratio of 5.3278 pursuant to the Agreement. No other consideration was extended by the Investor to acquire these shares of Common Stock.”

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and by replacing it with the following text:

“The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete. The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement incorporated as Exhibit 1 herein by reference to Exhibit 2.1 to the Form 8-K of the Company filed with the Securities and Exchange Commission on August 13, 2012, and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 19, 2012.

The Merger was completed on November 30, 2012, and additional information regarding the closing of the Merger was provided in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2012.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

“The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

Investor owns a total of 32,242,726 shares of Common Stock, which in the aggregate represents 90.12% of the Company’s outstanding Common Stock as of March 1, 2013. The percentage was calculated based on 35,779,127 shares of outstanding Common Stock as of March 1, 2013, according to information provided to Investor by the Company. Investor has the sole power to vote or direct the vote of such shares of Common Stock, and sole power to dispose or direct the disposition of all such shares of Common Stock.

None of the Investor nor, to the knowledge of Investor, any of its officers or directors have engaged in any transactions in shares of Common Stock in the sixty days prior to November 30, 2012 or the filing of this Statement, other than as stated herein, except as set forth below:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Share Price	Transaction Type

J. Adam Abram(1)	11/30/2012	Acquisition	319	N/A	Conversion(2)

J. Adam Abram	2/7/2013	Acquisition	2,665	$4.44	Purchase(3)

J. Adam Abram	2/8/2013	Acquisition	4,872	$4.44	Purchase(3)

J. Adam Abram	2/11/2013	Acquisition	2,535	$4.54	Purchase(4)

Scott M. Custer(5)	11/30/2012	Acquisition	319	N/A	Conversion(6)

Terry S. Earley(7)	11/2/2012	Acquisition	1,000	$4.70	Purchase(8)

Terry S. Earley	11/5/2012	Acquisition	2,100	$4.44	Purchase(8)

Terry S. Earley	11/6/2012	Acquisition	300	$4.37	Purchase(9)

Terry S. Earley	11/8/2012	Acquisition	900	$4.48	Purchase(10)

Terry S. Earley	11/9/2012	Acquisition	2,900	$4.17	Purchase(10)

Steven W. Jones(7)	11/6/2012	Acquisition	2,000	$4.66	Purchase(11)

Steven W. Jones	11/30/2012	Acquisition	319	N/A	Conversion(12)

Steven W. Jones	2/1/2013	Acquisition	2,000	$4.29	Purchase(13)

Steven W. Jones	3/1/2013	Acquisition	2,000	$4.30	Purchase(14)

Steven J. Lerner(1)	2/7/2013	Acquisition	2,000	$4.48	Purchase(15)

Lee H. Roberts(7)	11/8/2012	Acquisition	1,500	$4.39	Purchase(16)

Lee H. Roberts	11/9/2012	Acquisition	500	$4.00	Purchase(16)

(1)	Director of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(2)	Pursuant to the Merger, Mr. Abram's holdings of VantageSouth common stock were converted to shares of the Company's Common Stock. (Source: Form 4 filed by Mr. Abram on December 4, 2012)
(3)	(Source: Form 4 filed by Mr. Abram on February 11, 2013)
(4)	(Source: Form 4 filed by Mr. Abram on February 13, 2013)
(5)	Director and Officer of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(6)	Pursuant to the Merger, Mr. Custer's holdings of VantageSouth common stock were converted to shares of the Company's Common Stock. (Source: Form 4 filed by Mr. Custer on December 4, 2012)
(7)	Officer of Investor, the Company and its wholly-owned subsidiary VantageSouth Bank
(8)	(Source: Form 4 filed by Mr. Earley on November 6, 2012)
(9)	(Source: Form 4 filed by Mr. Earley on November 8, 2012)
(10)	(Source: Form 4 filed by Mr. Earley on November 9, 2012)
(11)	(Source: Form 4 filed by Mr. Jones on November 6, 2012)
(12)	Pursuant to the Merger, Mr. Jones's holdings of VantageSouth common stock were converted to shares of the Company's Common Stock. (Source: Form 4 filed by Mr. Jones on December 4, 2012)
(13)	(Source: Form 4 filed by Mr. Jones on February 5, 2013)
(14)	(Source: Form 4 filed by Mr. Jones on March 1, 2013)
(15)	(Source: Form 4 filed by Mr. Lerner on February 11, 2013)
(16)	(Source: Form 4 filed by Mr. Roberts on November 9, 2012) ”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

By:	/s/ Terry S. Earley
Name: Terry S. Earley
Title: Chief Financial Officer

SCHEDULE A

Directors

The following table sets forth the name and present principal occupation or employment of each director of Investor. The business address for each director listed below is c/o Piedmont Community Bank Holdings, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. All directors listed are United States citizens.

Name	Present Principal Occupation or Employment

J. Adam Abram
Chairman of Investor; Chairman of the Company; Chairman, Franklin Holdings (Bermuda), Ltd, Bermuda (insurance holding company); President, Chief Executive Officer and director, James River Group, Inc., Chapel Hill, NC (insurance holding company)

David S. Brody
Managing Partner, Brody Associates, Kinston, NC (real estate development company); Chairman of the Board of Trustees, East Carolina University; President, The Brody Brothers Foundation, Kinston, NC (charitable organization)

Alan N. Colner	Chief Executive Officer, North American division of PensionsFirst Incorporated, UK (pension risk management firm)
Scott M. Custer	Chief Executive Officer of Investor; Chief Executive Officer of the Company
Thierry Ho	Managing Director, Lightyear Capital LLC, New York, NY (private equity firm)
Steven J. Lerner	Vice Chairman of Investor; Chairman of FGI Research, Chapel Hill, NC (market research)
A. Wellford Tabor	Managing Partner, Keeneland Capital, LLC, Charlotte, NC (investment firm)
Nicolas D. Zerbib	Senior Principal, Stone Point Capital LLC, Greenwich, CT (private equity firm)

Executive Officers

The following table sets forth the name and present principal occupation or employment of each executive officer of Investor. The business address for each executive officer listed below is c/o Piedmont Community Bank Holdings, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612. All executive officers listed are United States citizens.

Name	Present Principal Occupation or Employment

Scott M. Custer	See information for Mr. Custer above
Terry S. Earley	Chief Financial Officer of Investor
Lee H. Roberts	Managing Director of Investor
Steven W. Jones	Head of Sales and Market Management of Investor